Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Amendment No. 1 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on June 16, 2023.

This registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 001-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

WK Kellogg Co

(Exact name of Registrant as specified in its charter)

Delaware	92-1243173
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

One Kellogg Square Battle Creek, Michigan	49016-3599
(Address of Principal Executive Offices)	(Zip Code)

(269) 961-2000

(Registrant’s telephone number, including area code)

Copies to:

Robert M. Hayward, P.C.

Robert E. Goedert, P.C.

Ashley Sinclair

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.0001 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-accelerated Filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

WK Kellogg Co

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “information statement”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item 1.	Business.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “The Spin-Off,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Management,” “Compensation Discussion and Analysis,” “Certain Relationships and Related Party Transactions,” “Where You Can Find More Information” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.

Item 1A.	Risk Factors.

The information required by this item is contained in the sections “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” of the information statement. Those sections are incorporated herein by reference.

Item 2.	Financial Information.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.

Item 3.	Properties.

The information required by this item is contained in the section “Business—Properties” of the information statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained in the section “Security Ownership of Certain Beneficial Owners and Management” of the information statement. That section is incorporated herein by reference.

Item 5.	Directors and Executive Officers.

The information required by this item is contained in the section “Management” of the information statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation.

The information required by this item is contained in the sections “Compensation Discussion and Analysis” and “Management” of the information statement. Those sections are incorporated herein by reference.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained in the sections “Certain Relationships and Related Party Transactions,” “Management,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management” of the information statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings.

The information required by this item is contained in the section “Business—Legal Proceedings” of the information statement. That section is incorporated herein by reference.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “The Spin-Off,” “Dividend Policy,” “Capitalization” and “Description of Our Capital Stock” of the information statement. Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities.

The information required by this item is contained in the section “Description of Our Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 11.	Description of Registrant’s Securities to Be Registered.

The information required by this item is contained in the section “Description of Our Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers.

The information required by this item is contained in the section “Description of Our Capital Stock” of the information statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data.

The information required by this item is contained in the section “Index to Financial Statements” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.	Financial Statements and Exhibits.

(a) Financial Statements

The information required by this item is contained in the sections “Unaudited Pro Forma Combined Financial Statements” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Title

2.1	Form of Separation and Distribution Agreement between Kellogg Company and WK Kellogg Co.

3.1	Form of Amended and Restated Certificate of Incorporation of WK Kellogg Co.

3.2	Form of Amended and Restated Bylaws of WK Kellogg Co.

10.1	Form of Employee Matters Agreement between Kellogg Company and WK Kellogg Co.

10.2*	Form of Supply Agreement between Kellogg Company and WK Kellogg Co.

10.3*	Form of Master License Agreement Regarding Patents, Trade Secrets and Know-How between Kellogg Company and WK Kellogg Co.

10.4*	Form of Master License Agreement Regarding Trademarks and Certain Related Intellectual Property between Kellogg Company and WK Kellogg Co.

10.5	Form of Tax Matters Agreement between Kellogg Company and WK Kellogg Co.

10.6*	Form of Transition Services Agreement between Kellogg Company and WK Kellogg Co.

21.1*	Subsidiaries of the Registrant.

99.1	Preliminary Information Statement dated June 16, 2023.

99.2*	Form of Notice of Internet Availability of Information Statement Materials.

*	To be filed by amendment.

Confidential Treatment Requested by WK Kellogg Co

Pursuant to 17 C.F.R. Section 200.83

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WK KELLOGG CO

By:
Name: Gary Pilnick
Title: President

Date:                 , 2023